

11006629



Northrim BanCorp, Inc.


LOANS
in $ thousands
$740,000
$720,000
$700,000
$680,000
$660,000
$640,000
$620,000
2006
2007
2008
2009
2010


NET INCOME ATTRIBUTABLE TO
NORTHRIM BANCORP
in $ thousands
$15,000
$13,000
$11,000
$9,000
$7,000
$5,000
$3,000
2006
2007
2008
2009
2010


ASSETS
in $ thousands
$1,100,000
$1,050,000
$1,000,000
$950,000
$900,000
$850,000
$800,000
2006
2007
2008
2009
2010

TWENTY YEARS

Northrim celebrated our 20th anniversary in December 2010, and we continue to execute well on our original strategies. Good strategy and execution underpin the value Northrim provides to our shareholders.




Northrim Bank

2010 Financial Snapshot

Unaudited (In Thousands Except Per Share Amounts)

	2010	2009	2008	2007	2006
Net interest income	$44,213	$46,421	$45,814	$49,830	$47,522
Provision for loan losses	5,583	7,066	7,199	5,513	2,564
Other operating income	12,377	13,084	11,354	9,844	7,766
Other operating expense	37,624	41,357	40,394	34,953	31,476
Income before income taxes	13,383	11,082	9,575	19,208	21,248
Income taxes	3,918	2,967	3,122	7,260	7,978
Net income	9,465	8,115	6,453	11,948	13,270
Less: Net income attributable to noncontrolling interest	399	388	370	290	296
Net income attributable to Northrim BanCorp	$9,066	$7,727	$6,083	$11,658	$12,974
Earnings per share:					
Basic	$1.42	$1.22	$0.96	$1.82	$2.02
Diluted	1.40	1.20	0.95	1.80	1.99
Cash dividends per share	0.44	0.40	0.66	0.57	0.45
Assets	$1,054,529	$1,003,029	$1,006,392	$1,014,714	$925,620
Portfolio loans	671,812	655,039	711,286	714,801	717,056
Deposits	892,136	853,108	843,252	867,376	794,904
Long-term debt	4,766	4,897	15,986	1,774	2,174
Junior subordinated debentures	18,558	18,558	18,558	18,558	18,558
Shareholders' equity	117,122	111,020	104,648	101,391	95,418
Book value per share	$18.21	$17.42	$16.53	$16.09	$15.61
Tangible book value per share	$16.86	$16.01	$15.06	$14.51	$14.48
Net interest margin (tax equivalent)	4.92%	5.33%	5.26%	5.89%	5.89%
Efficiency ratio	65.96%	68.96%	70.05%	58.01%	56.06%
Return on assets	0.90%	0.79%	0.62%	1.24%	1.46%
Return on equity	7.87%	7.08%	5.85%	11.70%	14.45%
Equity/assets	11.11%	11.07%	10.40%	10.00%	10.31%
Dividend payout ratio	31.41%	33.18%	68.93%	30.54%	21.43%
Nonperforming loans/portfolio loans	1.70%	2.67%	3.66%	1.59%	0.92%
Net charge-offs/average loans	0.66%	1.00%	0.86%	0.86%	0.16%
Allowance for loan losses/portfolio loans	2.14%	2.00%	1.81%	1.64%	1.69%
Nonperforming assets/assets	2.07%	3.47%	3.84%	1.56%	0.79%
Tax rate	29%	27%	34%	38%	38%
Number of banking offices	10	11	11	10	10
Number of employees (FTE)	268	295	290	302	277

MESSAGE TO SHAREHOLDERS

Net income increased 17% over 2009 and assets grew to $1.05 billion at year end. Northrim's profits grew in 2010 due to continuing improvement in asset quality, growing operational efficiencies, and important contributions from our affiliated financial services businesses. Nonperforming assets declined 37% year-over-year. Northrim continued to maintain strong capital ratios well above regulatory requirements, with total capital/risk-adjusted assets of 15% at year-end 2010.

Alaska has weathered the recession better than almost any other state in the nation, due largely to a natural resources-based economy which continues to benefit from rising commodities and energy prices. Alaska remains one of the few states with a stable fiscal foundation – more than $12 billion in liquid reserves and a Permanent Fund balance of $38.7 billion.

Northrim celebrated its 20th anniversary in December 2010, and we continue to execute well on our original strategies:

- Strong balance sheet with emphasis on capital and liquidity
- Diversified income sources
- Focus on asset quality
- Strategic investments in our business and our people
- Leadership to build Alaska's economy
- Exceptional service and added value for our customers – we call it "Customer First Service"

Today's operating environment for community banks is challenging. Economic growth is flat and loan demand remains weak. The resulting earning asset mix, with more securities and fewer loans, puts downward pressure on margins – and while Northrim's margin remains high relative to our peers at 4.92%, it is lower than our historical average. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") imposed as a result of the financial crisis will add significant costs and cut fee income.

While many community banks are struggling in this environment, we believe Northrim is well positioned to meet these challenges by skillful execution of our strategies with each decision, large and small, that we make every day.

In the pages of this annual report, we'll highlight our strategies in action. Good strategy and execution underpin the value Northrim provides to our shareholders.

As always, we appreciate your continued confidence and support.

Marc Langland
Chairman & CEO



Joe Beedle
President





$1.05B
Northrim's assets at year end 2010

15.33%
Total capital/risk-adjusted assets



DEPOSITS

- Demand Deposits
- Interest-bearing Demand Deposits
- Savings Deposits
- Alaska CDs
- Money Market Deposits
- Time Deposits



STRONG BALANCE SHEET

A robust capital strategy has been the philosophy of the bank from the beginning. Northrim has had a stout balance sheet in both good and bad times – it's given us the ability to weather loan issues from a position of strength and the foundation to grow when we've found the right opportunities.

Northrim has one of the highest core deposit ratios in our peer group according to the Uniform Bank Performance Report. We don't solicit deposits outside of our market area, and we lend money locally. We continue to have a solid base of local deposits, with noninterest-bearing demand deposits at 32% of total deposits. While loan demand has been slow in the past several years due to the soft economy, when demand returns we have a good "inventory" of funds to lend.


TOTAL CAPITAL RATIOS
16%
15%
14%
13%
12%
11%
10%
9%
Minimum Well - Capitalized Ratio
2006
2007
2008
2009
2010



LOAN PORTFOLIO

- Real Estate Term
- Commercial
- Real Estate Construction
- Home Equity Lines and Other Consumer

NONPERFORMING ASSETS

in $ thousands



$42,000
$36,000
$30,000
$24,000
$18,000
$12,000
$6,000
2006
2007
2008
2009
2010

FOCUS ON ASSET QUALITY

Commercial real estate loans accounted for 46% of Northrim's loan portfolio and commercial loans comprised 38% of the portfolio at year end. The risk profile of the loan portfolio improved as nonperforming assets declined by $13 million year-over-year and net charge-offs decreased by $2.6 million, or 38%, during this same time period.

Over the last several years, Northrim's executive and senior managers have dedicated significant resources to improve its credit quality by creating a Quality Assurance Department to provide detailed and independent underwriting of its largest loans and to develop processes and procedures to manage concentrations within its loan portfolio. In addition, Northrim formed an Executive Loan Management Group comprised of executive and senior managers to focus on identifying, analyzing, and resolving its nonperforming assets. As a result of these efforts, Northrim reduced its nonperforming assets by 37% in 2010.

Our financial strength allowed us to reduce our Other Real Estate Owned (OREO) properties without damaging the market. We put good marketing plans and experienced people in place and had accurate assessments of the market and the value of the properties. Through this process we have gained a greater understanding of development projects well beyond what most lenders learn. We've used this knowledge to change our loan policy, look at the key risk factors that really make a difference in a development loan – including local government requirements and restrictions and the skills of the third parties who are hired to do design and build work. We remain the largest strategic player in the residential construction segment going forward and expect to continue to be a market leader.



37%

Reduction in nonperforming assets in 2010

2.07%

Percentage of nonperforming assets to total assets

STRATEGIC INVESTMENTS

At a time when many community banks retrenched in the face of the recession, Northrim continued to make strategic investments to position us for success.

We completed the first year of a three-year program to strengthen and improve our information technology infrastructure to increase throughput and uptime for our branches, reduce expense and overhead, provide better availability and back-up of our data, provide greater redundancies, and strengthen our disaster recovery capabilities. We also invested in our core system and customer database to provide better functionality and information. We made improvements to our headquarters office building, which we now own, upgrading elevators and installing new energy-efficient cooling equipment.

Northrim signed a five-year agreement with Intuit, one of the leading providers of personal and small business financial services, to continue support and development of our electronic banking platform as customers continue to migrate to self-service options for their banking needs. We also made investments in electronic fraud protection and back-end improvements to our processes to increase efficiency.

We closed one branch in Fairbanks when our lease expired, consolidating our operations in our newest branch located in a growing retail area. We also completed a major renovation of our headquarters branch in Anchorage. In 2011, we will evaluate our branch footprint and strategy going forward to maximize the value of our facilities and staff.

The company made a significant investment in Northrim's brand, including thorough market research, an updated logo, and an advertising campaign to build awareness in our markets, as we expect to rely more on market share growth rather than economic growth for the next several years.

Finally, we continue to invest in good people who understand the financial industry, Alaska's economy and our customers. We have an engaged and effective senior management team that works together to lead the company. We've made strategic hires in many areas of the bank, and have invested in continuing education that has brought new ideas and perspective to our operations – all while reducing head count.



268

Number of full-time equivalent Northrim employees, down from 295 in 2009


PCA

LEADERSHIP TO BUILD ALASKA'S ECONOMY

Marc Langland and the late Arne Espe built a new bank from scratch because they believed customers wanted a different approach. But, they also wanted to make a difference in the state; to play a role in Alaska's greater economic environment.

Twenty years later, Northrim and its leaders continue to play key roles in the state's economy. During this period, Northrim has invested more than $2.5 million in Alaska's universities, including significant financial support of the Institute of Social and Economic Research for a multi-year project to model Alaska's economy and educate Alaska's citizens. Northrim's managers lead and serve on the boards of Alaska's most influential organizations. In 2010, Northrim launched the Alaskanomics blog to provide news, analysis, and commentary on Alaska's economy. With contributions from economists, business leaders, policy makers and everyday Alaskans, Alaskanomics.com aims to engage readers in an ongoing conversation about the statewide economy, now and in the future. Northrim sponsors the Associated General Contractors' annual construction spending forecast and the Resource Development Council's annual conference on Alaska's resources.

Northrim and our employees support the communities we serve in many ways – through personal and company contributions, individual and company volunteerism, and community leadership.


$2.5MM

Northrim's investments in Alaska's universities

INCOME DIVERSITY

Northrim's strategic focus on developing and growing diverse sources of non-interest income continues to be successful for the company, contributing 22% of 2010 revenues.

While bank service charges continue to be pressured by new consumer regulations, including the Dodd-Frank Act, electronic banking fees have increased steadily as our customer base has grown and customers manage more of their financial transactions electronically. In the next year, however, these fees may be significantly impacted by regulation. Loan service fees and purchased receivables income also contribute to the bank's noninterest income.

Northrim has invested in financial service affiliates to provide geographic and industry diversity, grow revenues, and provide the bank's customers with a variety of financial services to meet their individual needs.

In 2010, employee benefit plan income from Northrim Benefits Group totaled $1.9 million, up from $1.7 million a year ago. We have been successful in making good referrals of Northrim business customers who are looking for advice in the changing health care insurance market, and many of our customers have benefited from lower premiums.

Income from Northrim's mortgage affiliate, Residential Mortgage, contributed $1.4 million to 2010 non-interest income, down from the near record level of $2.3 million in 2009. Historically low mortgage interest rates generated strong refinancing activity in 2010, which is unlikely to continue in 2011. Residential Mortgage is the leading mortgage company in Alaska, with strong brand recognition and an excellent reputation for service, which complements Northrim's "Customer First Service" philosophy.

Our two wealth management affiliates, Elliott Cove Capital Management and Pacific Portfolio, also contribute to revenues and add value to our customer relationships. Elliott Cove provides investment advisory services to Northrim Bank customers and other bank customers in the Pacific Northwest, and Pacific Wealth Advisors provides investment advisory, trust, and wealth management services to clients in the Pacific Northwest and Alaska.



OTHER INCOME

- Deposit Service Charges
- Employee Benefit Plan Income
- Purchased Receivable Income
- Electronic Banking Fees
- Equity in Earnings from Mortgage Affiliate
- Rental Income
- Gain on Sale of Securities
- Other
- Merchant Credit Card Transaction Fees
- Loan Service Fees


OTHER INCOME
in $ thousands
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7000
2006
2007
2008
2009
2010

Northrim BENEFITS Group

Northrim Benefits Group (NBG) provides group health insurance and benefit plans to businesses and organizations with two to 1,000 employees. NBG is based in Anchorage and assists clients in Alaska and across the country.



PACIFIC PORTFOLIO

Founded in 1992, Pacific Portfolio serves affluent individuals, families, corporations, foundations and not-for-profit organizations. As a fee-only advisor, the company sells no investment products, enabling its team of professionals to provide advice in an environment that is free from conflicts of interest.

Residential MORTGAGE LLC

Residential Mortgage, LLC ("Residential Mortgage") is an Alaskan-owned mortgage company dedicated to providing professional home loan financing. Residential Mortgage has been affiliated with Northrim Bank since the company began operations in 1998.



ELLIOTT COVE Capital Management

Northrim Bank helped found Elliott Cove Capital Management in 2002. Elliott Cove provides investment management services to a wide range of individual and corporate clients throughout the United States. Their mission is to provide above-average returns with below-average risk through intelligent, disciplined asset allocation.



Senior Managers

From left: Suzanne Whittle, Catherine Claxton, Jim Miller, Sheri Gower, Blythe Campbell, Dennis Bingham, Ben Craig, Joe Beedle, Steve Hartung, Marc Langland, Amber Zins, Len Horst, Lynn Wolfe, Carolyn Jennings, Joe Schierhorn, Chris Knudson, Audrey Amundson, Tara Tetzlaff, Dan Lowell, Gary Conatser.

Standing from left: Chris Knudson, Marc Langland, Mark Copeland, Ronald Davis, John Swalling.
Seated from left: David Wight, Richard Lowell. Not pictured: Larry Cash, Anthony Drabek and Irene Sparks Rowan.


Northrim Bank

Board of Directors

Marc Langland, *Director since 1990*
Chairman and CEO

Chris Knudson, *Director since 1998*
Executive Vice President and COO

Larry S. Cash, *Director since 1995*
President and CEO, RIM Architects, LLC since 1986

Mark G. Copeland, *Director since 1990*
Owner of Strategic Analysis, LLC, a management consulting firm, since 1999. Member of Copeland, Landye, Bennett and Wolf, LLP, a law firm, for 30 years prior to that time.

Ronald A. Davis, *Director since 1997*
CEO and Administrator, Tanana Valley Clinic until his retirement in 1998. Secretary/Treasurer, Canoe Alaska from 1996 to 1999. Vice President, Acordia of Alaska Insurance from 1999 to 2003.

Anthony Drabek, *Director since 1991*
President and CEO, Natives of Kodiak, Inc., an Alaska Native corporation, from 1989 to 2010. Chairman and President, Koncor Forest Products Company.

Richard L. Lowell, *Director since 1990*
President, Ribelin Lowell and Company, an insurance brokerage firm, from 1985 to 2004.

Irene Sparks Rowan, *Director since 1991*
Director, Klukwan, Inc., an Alaska Native corporation, 1988 to 2000, and 2009 to 2010.

John C. Swalling, *Director since 2002*
President and Director, Swalling & Associates, PC, an accounting firm, since 1991.

David G. Wight, *Director since 2006*
President and CEO, Alyeska Pipeline Service Company from 2000 to 2005, following a 40-year career with the Amoco Corporation, which became BP in 1998.

Executive Officers

Marc Langland, *Chairman & Chief Executive Officer*****
Joe Beedle, *President*
Steve Hartung, *Chief Credit Officer**
Chris Knudson, *Chief Operations Officer*****
Joe Schierhorn, *Chief Financial Officer*****

Senior Vice Presidents

Audrey Amundson, *Accounting Manager, Controller*****
Dennis Bingham, *Loan Administration Officer*
Blythe Campbell, *Marketing & Communications Manager*
Catherine Claxton, *Commercial Real Estate Loan Manager****
Gary Conatser, *Commercial Loan Manager*
Len Horst, *Commercial Loan Manager*
Carolyn Jennings, *Branch Administration Manager****
Dan Lowell, *Northrim Funding Services Manager**
Jim Miller, *Senior Credit Officer***
Tara Tetzlaff, *Construction Loan Manager****
Suzanne Whittle, *Information Services & Compliance Manager***
Lynn Wolfe, *Loan Support Services Manager****

Vice Presidents

Katie Bates, *Electronic Banking Manager**
Tammy Breihahn, *Community Development Compliance Officer****
Sig Casiano, *Construction Loan Officer*
Bill Cessnun, *Commercial Loan Officer*
Lori Cox, *Item Processing Manager**
Ben Craig, *Chief Technology Officer*
Latosha Dickinson, *Assistant Controller*
Ray Dinger, *Commercial Real Estate Loan Officer***
Mark Edwards, *Commercial Loan Officer & Bank Economist*
Barb Ervin, *Assistant Branch Administrator**
Kimberly Farrell Brewington, *Commercial Cash Management Officer***
Angela Freeman, *Small Business & Consumer Loan Manager**
Sheri Gower, *Human Resources Manager***
Glenna Hartman, *Credit Administration Officer***
Janet Holland, *Facilities Manager***
Mike Hook, *Credit Administration Officer*
Jesse Janssen, *Commercial Loan Officer***
Rich Jerger, *Project Manager***
Josh King, *Relationship Manager*
Paul Kirschner, *Relationship Manager*
Jeanine Lillo, *Assistant Controller**
Kelly Lykins-Longlet, *Risk Management Officer**
Kathy Martin, *Construction Loan Officer***
Heidi Moes, *Loan Servicing Officer**
Mary Perez, *Sales & Service Manager**
Steve Ponto, *Commercial Loan Officer*
Mark Renner, *Commercial Loan Officer*
Sharon Wright, *Loan Documentation Officer***
Amber Zins, *Internal Audit Manager*

Assistant Vice Presidents

Lisa Adams, *Operations Manager*
Lynn Akers, *Branch Sales Manager***
Aracelis Bell, *Relationship Manager**
Robin Bettisworth, *Audit Supervisor*
Erika Bills, *Business Development & Retention Officer****
Jay Blury, *Marketing Officer*
Tori Brandon, *Credit Administration Officer****
Holly Burns, *Operations Manager**
Cindy Cevasco, *Business Development & Retention Officer***
Sean Christian, *Strategic & Planning Manager**
Ken Denny, *Security Manager*
Anita DeVore, *Branch Sales Manager II*
Esther Fouts, *Accounting Supervisor****
Marsha Fry, *Commercial Real Estate Portfolio Administrator****
Tina Hartley, *Special Credits Officer III***
Dawn Hoxie, *Branch Sales Manager****
Fiona Johnson, *Branch Sales Manager II*
Tammy Kosa, *Branch Sales Manager II**
Brigitte Lampert, *Branch Sales Manager*
Kelly McCormack, *Small Business Loan Officer*
Darci Ornellas, *Branch Administration Operations Officer*
Amy Penrose, *Branch Sales Manager II**
Rick Pinkerton, *Loan Review Officer**
Fran Ponge, *Branch Sales Manager**
Heidi Roesler, *Human Resources Officer*
Paula Sanders-Grau, *Commercial Cash Management Officer**
Ben Schulman, *Branch Sales Manager II*
Bill Simpson, *Special Credits Officer III*
Rodlynn Smallwood, *Branch Sales Manager II*
Rina Suesue, *Branch Sales Manager**
Mhay Sy, *Loan Quality Assurance Officer*
Sherry Townsend, *Community Development Compliance Officer***
Chris Vaughan, *Commercial Loan Officer*
Oziel Villasenor, *Branch Sales Manager*
Sandy Walters, *Small Business Loan Officer***
Nancy Wilson, *Deposit Compliance Officer**
Cathy Wright, *Loan Administration Support Officer***

*AVP and above as of 1/31/11: * ≥ Five-year employee, ** ≥ Ten-year employee, *** ≥ Fifteen-year employee, **** ≥ Twenty-year employee*

70

years of combined tenure from the executive officers at Northrim Bank

Customer First Service

It is part of Northrim's brand to provide the very highest level of service, and it's called "Customer First Service." Northrim Bank is committed to providing caring, professional, personal attention each time a customer calls or visits. Each employee signs a personal pledge to uphold Northrim's standards.

The Customer First Service Award acknowledges those individuals who have demonstrated the epitome of Customer First Service. One or two employees each quarter earn the recognition throughout the Northrim Bank organization. Below are the well-deserving recipients for 2010.



Customer First Service Award Winners

Back row from left: Leary David, *Midtown Financial Center,* Terry Lee, *Item Processing,* Maricel Abella, *West Anchorage Branch,* Becci Freeman, *Wasilla Financial Center.* Front row from left: Rhiannon Calkins, *Executive Department,* Carmen Mojica, *Electronic Banking,* Paula LaBreck, *Wasilla Financial Center.*

Information and Addresses

Annual Meeting:
Thursday, May 19, 2011, 9:00am
Hilton Anchorage Hotel - 500 W. 3rd Avenue
Anchorage, AK

Stock Symbol:
Northrim BanCorp, Inc. (NASDAQ: NRIM)

Auditor:
Moss Adams, LLP

Transfer Agent & Registrar:
American Stock Transfer & Trust Company
800-937-5449, info@amstock.com

Legal Counsel:
Davis Wright Tremaine, LLP

Investor Requests:
For stock information and copies of earnings & dividend releases, click on "Investor Information" section at northrim.com

Investor Email Subscription:
Send a request to investors@nrim.com;
Call our Corporate Secretary at 907-261-3301;
or, write Corporate Secretary, Northrim Bank
P.O. Box 241489, Anchorage, AK 99524-1489

Credits:
Photography: Chris Arend Photography
Design: Nerland Agency
Printing: A.T. Publishing & Printing, Inc.

This report may include forward-looking statements, which are not historical facts. These forward-looking statements describe management's expectations about future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's style of banking, and the strength of the local economy. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this report are forward-looking. We use words such as "anticipate," "believe," "expect," "intend" and similar expressions in part to help identify forward-looking statements. Forward-looking statements reflect management's current plans and expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations, and those variations may be both material and adverse. Forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. These risks and uncertainties include: the general condition of, and changes in, the Alaska economy; factors that impact our net interest margin; and our ability to maintain asset quality. Further, actual results may be affected by competition on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in our filings with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. In addition, you should note that we do not intend to update any of the forward-looking statements or the uncertainties that may adversely impact those statements, other than as required by law.

Northrim Bank Locations

ANCHORAGE

Northrim Headquarters
PO Box 241489
Anchorage, AK 99524-1489
907-562-0062
800-478-2265 outside Anchorage
northrim.com

Midtown Financial Center
3111 C Street

Huffman Branch
1501 E. Huffman Road

Jewel Lake Branch
9170 Jewel Lake Road

SouthSide Financial Center
8730 Old Seward Highway

West Anchorage Branch & Small Business Center
2709 Spenard Road

Seventh Avenue Branch
517 W. 7th Avenue

36th Avenue Branch
811 E. 36th Avenue

EAGLE RIVER

Eagle River Branch
12812 Old Glenn Highway

WASILLA

Wasilla Financial Center
850 E. USA Circle

FAIRBANKS

Fairbanks Financial Center
360 Merhar Avenue

BELLEVUE, WASHINGTON

Northrim Funding Services
170 120th Avenue N.E., Suite 202
PO Box 50245
Bellevue, WA 98015
425-453-1105

Affiliated Companies

Elliott Cove Capital Management, LLC
1000 2nd Avenue, Suite 1440
Seattle, WA 98104
206-267-2683
elliottcove.com

Northrim Benefits Group, LLC
2550 Denali Street, Suite 1502
Anchorage, AK 99503
907-263-1401
northrimbenefits.com

Residential Mortgage, LLC
Headquarters
100 Calais Drive
Anchorage, AK 99503
907-222-8800
residentialmtg.com

Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company
Two Union Square
601 Union Street, Suite 4343
Seattle, WA 98101
206-623-6641
pacific-portfolio.com